UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d)-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File No. 000-29512

BARBEQUES GALORE LIMITED

(Exact name of Registrant as specified in its charter)

Building A2, Campus Business Park 350-374 Parramatta Road, Homebush,

Sydney, NSW 2144 Australia

Registrant’s telephone number, including area code: 61-2-9704-4177

Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities of Exchange Act of 1934:

☐ Yes                        ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b):

________________

This report on Form 6-K is being furnished for the sole purpose of furnishing a copy of the Implementation Agreement entered into by and between Barbeques Galore Limited (the “Company”) and BBG Australia Pty Limited (“BBGA”) on August 10, 2005 to implement a transaction wherein capital stock of the Company will be transferred to BBGA, and BBGA will provide or procure the provision of consideration to existing shareholders of the Company in accordance with the terms of the Implementation Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BARBEQUES GALORE LIMITED

Date: August 17, 2005	By:	/s/ Robert Gavshon
Robert Gavshon Deputy Chairman of the Board of Directors and General Counsel

EXHIBIT INDEX

The following document is being furnished to the Commission as an exhibit to, and is incorporated by reference into this Report of Foreign Private Issuer on Form 6-K.

Exhibit	Description
99.1	Implementation Agreement by and between Barbeques Galore Limited and BBG Australia Pty Limited, dated as of August 10, 2005